FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: January 15, 2008

3

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter

Ended November 30, 2007

Net Revenues Increased by 42.4% Year-Over-Year

Net Income Increased by 77.0% Year-Over-Year

Beijing, January 15, 2008 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2007, which is the second quarter for New Oriental’s fiscal year 2008.1

Highlights for the Fiscal Quarter Ended November 30, 2007

•	Total net revenues increased by 42.4% year-over-year to RMB240.6 million (US$32.6 million) from RMB169.0 million in the same period of the prior fiscal year.

•

Net income increased by 77.0% year-over-year to RMB14.5 million (US$ 2.0 million) from RMB8.2 million in the same period of the prior fiscal year, and net income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased by 83.6% year-over-year to RMB29.8 million (US$ 4.0 million) from RMB16.2 million in the second quarter of fiscal year 2007.

•

Basic and diluted earnings per ADS were RMB0.39 (US$0.05) and RMB0.37 (US$0.05), respectively. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB0.79 (US$0.11) and RMB0.76 (US$0.10), respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 18.5% year-over-year to approximately 257,700 from approximately 217,500 in the same period of the prior fiscal year.

•

Opened 1 new school, our first private kindergarten in Beijing, and 14 new learning centers in the quarter, bringing the total number of schools and learning centers to 38 and 164 (including the 38 schools), respectively, as of the November 30, 2007, up from 37 schools and 149 learning centers (including the 37 schools) as of August 31, 2007, respectively.

“During the second quarter of fiscal year 2008, we experienced continued strong growth in our student enrollments and net revenues, enabling us to beat our top line guidance,” said Michael

[1]	The Company’s financial information is stated in RMB. The translation of RMB amounts at and for the quarter ended November 30, 2007 into United States dollar (“US$”) is included solely for the convenience of the readers and has been made at the rate of RMB7.3850 to US$1.00, the approximate free rate of exchange at November 30, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

Yu, New Oriental’s Chairman and Chief Executive Officer. “Furthermore, we continue to execute on our strategy of leveraging our leading brand name to enter new areas for growth by establishing our pre-school business with the opening of our first kindergarten in Beijing. To further enhance our content offerings in our educational programs and services, we reached an agreement with ETS to sell their TOEFL Practice Online in our training classes and through our bookstores. We also entered a partnership with Heinle ELT, a part of Cengage Learning, formerly Thomson Learning, to launch a line of custom learning materials tailored to our iEnglish brand conversational English language classes.”

New Oriental’s Chief Financial Officer, Louis T. Hsieh, stated, “During our second fiscal quarter, we continued our strategy of foregoing short term profit in favor of rapidly expanding our leading nationwide network by establishing 34 new schools and learning centers in the first half of our fiscal year 2008 compared to 19 new schools and learning centers for the entire fiscal year 2007. In order to staff our rapidly growing physical network, we have added over 900 teachers and other employees in the first half of our fiscal year 2008. In addition to increasing our G&A spending, primarily due to headcount increases, we also increased our marketing expenses in the quarter by approximately 50% year-over-year in order to drive strong student enrollment and revenue growth. We expect to continue benefiting from this rapid expansion strategy in the quarters and years to come. Given the vast potential for growth in China’s private education market, we are confident that we are well-positioned to continue capturing this lucrative market opportunity.”

Mr. Hsieh added, “We continue to see surging demand for our educational programs and services, and to the best of our knowledge, we have not as yet been adversely impacted by the economic slowdown and related events in the US, as almost all of our revenues are derived from the China market. We also continue to benefit from a strengthening RMB given that virtually all of our revenues are in RMB and are translated into US dollars for financial reporting convenience.”

Mr. Hsieh noted that the second quarter of the Company’s fiscal year is typically the slowest in terms of revenues as students are occupied with the beginning of the formal school year.

Financial Results for the Fiscal Quarter Ended November 30, 2007

For the second fiscal quarter of 2008, New Oriental reported net revenues of RMB240.6 million (US$32.6 million), representing a 42.4 % increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were RMB209.5 million (US$28.4 million), representing a 37.9% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the second quarter of fiscal year 2008 increased by 18.5% year-over-year to approximately 257,700 from approximately 217,500 in the second quarter of fiscal year 2007.

Total operating costs and expenses for the quarter were RMB241.9 million (US$32.8 million), a 43.3% increase year-over-year.

Cost of revenues increased by 35.2% year-over-year to RMB116.1 million (US$15.7 million), primarily due to the increased number of courses being offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 49.9% year-over-year to RMB38.1 million (US$5.2 million), primarily due to brand promotion expenses and headcount increase.

General and administrative expenses increased by 52.6% year-over-year to RMB87.7 million (US$11.9 million), primarily due to increased headcount as the Company expands its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to RMB15.3 million (US$2.1 million) in the second quarter of fiscal year 2008.

Operating margin for the quarter was negative 0.5%, compared to 0.2% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 5.8%, compared to 4.9% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was RMB14.5 million (US$2.0 million), representing a 77.0% increase from the second quarter of fiscal year 2007. Basic and diluted earnings per common share amounted to RMB0.10 (US$0.01) and RMB0.09 (US$0.01), respectively, and basic and diluted earnings per ADS were RMB0.39 (US$0.05) and RMB0.37 (US$0.05), respectively.

Income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) was RMB29.8 million (US$4.0 million). Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB0.79 (US$0.11) and RMB0.76 (US$0.10), respectively.

Capital expenditures for the quarter were RMB12.3 million (US$1.7 million).

As of November 30, 2007, New Oriental had cash and cash equivalents of RMB1,824.8 million (US$247.1 million), as compared to RMB1,743.9 million as of August 31, 2007. Net operating cash flow for the second quarter of fiscal year 2008 was RMB63.9 million (US$8.6 million).

Financial Results for the Six Months Ended November 30, 2007

For the six months ended November 30, 2007, New Oriental reported net revenues of RMB852.6 million (US$115.4 million), representing a 42.5% increase year-over-year.

Total student enrollments in language training and test preparation courses in the six months ended November 30, 2007 increased by 25.8% year-over-year to approximately 698,200 from approximately 554,900 in the six months ended November 30, 2006.

Operating margin for the six months ended November 30, 2007 was 31.4%, compared to 30.2% for the six months ended November 30, 2006.

Net income for the six months ended November 30, 2007 was RMB270.5 million (US$36.6 million), representing a 56.1% increase year-over-year. Basic and diluted earnings per ADS for the six months ended November 30, 2007 amounted to RMB7.23 (US$0.98) and RMB6.91 (US$0.94), respectively.

Net income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) for the six months ended November 30, 2007 was RMB298.5 million (US$40.4 million), representing a 59.6% increase year-over-year. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the six months ended November 30, 2007 amounted to RMB7.98 (US$1.08) and RMB7.63 (US$1.03), respectively.

Outlook for Third Quarter of Fiscal Year 2008

New Oriental expects its total net revenues in the third quarter of fiscal year 2008 (December 1, 2007 to February 29, 2008) to be in the range of RMB311.2 million (US$42.1 million) to RMB326.5 million (US$44.2 million), representing year-over-year growth in the range of 22.0% to 28.0%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change. New Oriental’s third fiscal quarter 2008 revenue growth rate will be especially challenging when compared to the third fiscal quarter of 2007 which showed year-over-year net revenue growth of 51.3%. The Company’s third fiscal quarter 2007 benefited from the late timing of Chinese New Year in 2007 which fell in the third week of February 2007 allowing Chinese students an extended winter break and a longer period of time to take language training and test prep courses. This will not be the case in 2008 as Chinese New Year falls in the first week of February, a more typical date for the Lunar New Year holiday. In addition, many schools throughout China, including those in Beijing, have decided to shorten the 2008 winter break for students by one week or more in return for extending the 2008 summer recess by a corresponding length of time, in order to allow students time to study and enjoy the Olympic Games in Beijing this summer.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 15, 2008 U.S. Eastern Time (9 PM on January 15, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-617-213-8849

Hong Kong: +852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until January 22, 2008:

International: +1-617-801-6888

Passcode: 85473887

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter of fiscal year 2008 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of January 15, 2008, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel:	+1 (212) 880-5363
E-mail:	jeremy.bridgman@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2007		As of August 31 2007
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
ASSETS:
Current assets:
Cash and cash equivalents	1,824,801	247,096	1,743,898
Restricted cash	3,060	414	3,057
Term deposits	18,500	2,505	20,800
Accounts receivable, net	6,408	868	3,990
Inventory	56,642	7,670	57,258
Prepaid expenses and other current assets	59,221	8,019	68,084

Total current assets	1,968,632	266,572	1,897,087

Property, plant and equipment, net	695,418	94,166	696,480
Land use right, net	24,626	3,335	24,765
Amounts due from related parties	578	78	244
Deferred tax assets	7,927	1,073	7,935
Trade mark	1,637	222	1,637
Long term investment	15	2	15

Total assets	2,698,833	365,448	2,628,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	53,434	7,235	57,692
Accrued expenses and other current liabilities	150,763	20,417	178,624
Income tax payable	34,501	4,672	38,793
Amount due to related parties	97	13	97
Deferred revenue	278,750	37,745	201,075

Total current liabilities	517,545	70,082	476,281

Total long-term liabilities	—	—	—

Total liabilities	517,545	70,082	476,281

Minority interest	1,612	218	1,690

Total shareholders’ equity	2,179,676	295,148	2,150,192

Total liabilities and shareholders’ equity	2,698,833	365,448	2,628,163

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	209,529	28,372	151,967
Books and others	31,087	4,210	17,062

Total net revenues	240,616	32,582	169,029

Operating costs and expenses (note 1):
Cost of revenues	116,140	15,726	85,903
Selling and marketing	38,076	5,156	25,409
General and administrative	87,673	11,872	57,456

Total operating costs and expenses	241,889	32,754	168,768

Operating income (loss)	(1,273)	(172)	261

Other income (expenses), net	16,982	2,299	8,085
Provision for income taxes	(1,466)	(199)	(485)
Minority interest, net of taxes	297	40	356

Net Income	14,540	1,968	8,217

Net income per share-basic	0.10	0.01	0.06

Net income per share-diluted	0.09	0.01	0.06

Net income per ADS-basic (note 2)	0.39	0.05	0.23

Net income per ADS-diluted (note 2)	0.37	0.05	0.22

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2007		2006
	Unaudited		Unaudited
	RMB	USD	RMB
Cost of revenues	2,438	330	209
Selling and marketing	504	68	118
General and administrative	12,334	1,670	7,698

Total	15,276	2,068	8,025

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	787,746	106,668	563,881
Books and others	64,851	8,781	34,481

Total net revenues	852,597	115,449	598,362

Operating costs and expenses (note 1):
Cost of revenues	310,208	42,005	224,540
Selling and marketing	84,363	11,424	61,141
General and administrative	190,512	25,797	132,246

Total operating costs and expenses	585,083	79,226	417,927

Operating income (loss)	267,514	36,223	180,435

Other income (expenses), net	29,218	3,956	6,168
Provision for income taxes	(26,832)	(3,633)	(13,683)
Minority interest, net of taxes	644	87	356

Net Income	270,544	36,633	173,276

Net income per share-basic	1.81	0.24	1.43

Net income per share-diluted	1.73	0.23	1.33

Net income per ADS-basic (note 2)	7.23	0.98	5.72

Net income per ADS-diluted (note 2)	6.91	0.94	5.31

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2007		2006
	Unaudited		Unaudited
	RMB	USD	RMB
Cost of revenues	3,310	448	352
Selling and marketing	950	129	217
General and administrative	23,715	3,211	13,145

Total	27,975	3,788	13,714

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended November 30
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net income	14,540	1,968	8,217
Share-based compensation expense	15,276	2,068	8,025
Non-GAAP net income	29,816	4,036	16,242
Net income per ADS—basic (note 1)	0.39	0.05	0.23
Net income per ADS—diluted (note 1)	0.37	0.05	0.22
Non-GAAP net income per ADS—basic (note 1)	0.79	0.11	0.46
Non-GAAP net income per ADS—diluted (note 1)	0.76	0.10	0.44
Weighted average shares used in calculating basic net income per ADS (note 1)	150,163,711	150,163,711	142,603,785
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,175,447	157,175,447	148,176,297

Note 1: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Six Months Ended November 30
	2007		2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net income	270,544	36,633	173,276
Share-based compensation expense	27,975	3,788	13,714
Non-GAAP net income	298,519	40,421	186,990
Net income per ADS—basic (note 1)	7.23	0.98	5.72
Net income per ADS—diluted (note 1)	6.91	0.94	5.31
Non-GAAP net income per ADS—basic (note 1)	7.98	1.08	6.17
Non-GAAP net income per ADS—diluted (note 1)	7.63	1.03	5.73
Weighted average shares used in calculating basic net income per ADS (note 1)	149,669,791	149,669,791	121,185,489
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,594,510	156,594,510	130,565,761

Note 1: Each ADS represents four common shares.